UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024
Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Second Quarter 2024 Financial Results”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2024	NOVA LTD. (Registrant) By: /s/ Guy Kizner Guy Kizner Chief Financial Officer

Company Contact:
Guy Kizner, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:
Miri Segal MS-IR LLC
Tel: +917-607-8654
E-mail - msegal@ms-ir.com

Nova Reports Record Second Quarter 2024 Financial Results

REHOVOT, Israel - Aug 8, 2024 - Nova (Nasdaq: NVMI) today announced financial results for the second quarter, the three-month period ended June 30, 2024.

Second Quarter 2024 Highlights:

●	Record Quarterly revenue of $156.9 million, a 11% QoQ increase, exceeding the Company guidance and up 28% YoY.
●	GAAP net income of $45.1 million, or $1.41 per diluted share, exceeding the Company guidance, a 23% QoQ increase and up 48% YoY.
●	Non-GAAP net income of $52.0 million, or $1.61 per diluted share, exceeding the Company guidance, a 16% increase QoQ, and up 52% YoY.
●	Record booking for advanced packaging processes and materials metrology solutions.
●	Record revenue from chemical metrology, driven by demand in high-bandwidth-memory and front-end logic processes.

GAAP Results (K)

	Q2 2024	Q1 2024	Q2 2023
Revenues	$156,858	$141,798	$122,702
Net Income	$45,142	$36,860	$29,926
Earnings per Diluted Share	$1.41	$1.15	$0.95

Non-GAAP Results (K)

	Q2 2024	Q1 2024	Q2 2023
Net Income	$51,956	$44,612	$33,814
Earnings per Diluted Share	$1.61	$1.39	$1.06

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements included in this release. See also "Use of Non-GAAP Adjusted Financial Measures" section.

Management Comments

“Nova delivered an exceptionally strong quarter, exceeding the high end of the guidance, with record results across the board,” said Gaby Waisman, President and CEO. “Our performance was driven by broad demand for our entire portfolio, from a large number of customers and diverse territories. We succeeded in leveraging multiple opportunities created by the increasing demand for Gate-All-Around and advanced packaging solutions and the robust demand for mature nodes. We remain confident in our ability to outperform the market this year.”

2024 Third Quarter Financial Outlook

Management provided an outlook for the third quarter, the period ending September 30, 2024. Based on current estimates, management expects:

●	$168 million to $176 million in revenue
●	$1.39 to $1.52 in diluted GAAP EPS
●	$1.60 to $1.73 in diluted non-GAAP EPS

2024 Second Quarter Results

Total revenues for the second quarter of 2024 were $156.9 million, an increase of 11% compared with the first quarter of 2024 and an increase of 28% compared with the second quarter of 2023.

Gross margin in the second quarter of 2024 was 59%, compared with 59% in the first quarter of 2024 and 57% in the second quarter of 2023.

Operating expenses in the second quarter of 2024 were $46.9 million, compared with $46.0 million in the first quarter of 2024 and $40.9 million in the second quarter of 2023.

On a GAAP basis, the Company reported net income of $45.1 million, or $1.41 per diluted share, in the second quarter of 2024. This is compared with net income of $36.9 million, or $1.15 per diluted share, in the first quarter of 2024, and $29.9 million, or $ 0.95 per diluted share, in the second quarter of 2023.

On a non-GAAP basis, the Company reported net income of $52.0 million, or $1.61 per diluted share, in the second quarter of 2024. This is compared with net income of $44.6 million, or $1.39 per diluted share, in the first quarter of 2024, and $33.8 million, or $1.06 per diluted share, in the second quarter of 2023.

Conference Call Information

Nova will host a conference call today, Aug 08, 2024, at 8:30 a.m. Eastern Time, to discuss the Company’s second quarter 2024 financial results and outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. TOLL-FREE Dial-in Number: 1-833-816-1427
ISRAEL TOLL-FREE Dial-in Number: 1-809-213-284
INTERNATIONAL Dial-in Number: 1-412-317-0519

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time

The conference call will also be webcast live from a Link on Nova's website at https://www.novami.com/investors/events/.

A replay of the conference call will be available from August 8, 2024, at 11:30 a.m. Eastern Time until August 15, 2024, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S. TOLL-FREE: 1-877-344-7529
Replay Dial-in INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 6382602
A replay will also be available for 90 days on Nova's website link at https://www.novami.com/investors/events/.

About Nova

Nova is a leading innovator and key provider of material, optical and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found on Nova’s website link - https://www.novami.com/.

Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Use of Non-GAAP Adjusted Financial Measures

This press release provides financial measures that exclude amortization of acquired intangible assets, stock-based compensation expenses, revaluation of operating lease liabilities and remeasurement of intercompany loans, amortization of issuance costs and tax effect of non-GAAP adjustment, as applicable, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhance management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allow greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following:  increased information technology security threats and sophisticated computer crime; foreign political and economic risks including supply-chain difficulties; regulations that could restrict our operations such as economic sanctions and export restrictions; changes in U.S. trade policies; indirect effects of the Russia – Ukraine conflict; market instability including inflation and recessionary pressures; risks related to doing business with China; catastrophic events; inability to protect our intellectual property; open source technology exposure, including risks related to artificial intelligence; failure to compete effectively or to respond to rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; risks related to conditions in Israel, including related to the war against Hamas and other terrorist organizations; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on February 20, 2024. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of
	June 30,	December 31,
ASSETS	2024	2023
Current assets
Cash and cash equivalents	130,353	107,574
Short-term interest-bearing bank deposits	200,384	119,850
Marketable securities	207,101	216,258
Trade accounts receivable, net	93,590	111,256
Inventories	156,658	138,198
Other current assets	14,481	17,084
Total current assets	802,567	710,220
Non-current assets
Marketable securities	213,641	191,351
Interest-bearing bank deposits and restricted deposits	7,585	6,254
Deferred tax assets	25,514	23,583
Operating lease right-of-use assets	39,697	41,856
Property plant and equipment, net	67,058	66,874
Intangible assets, net	35,025	39,184
Goodwill	49,090	50,080
Other long-term assets	6,819	4,405
Total non-current assets	444,429	423,587
Total assets	1,246,996	1,133,807
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible senior notes, net	198,322	197,678
Trade accounts payable	40,997	35,158
Deferred revenues	54,212	41,978
Operating lease current liabilities	6,417	6,703
Other current liabilities	46,420	41,294
Total current liabilities	346,368	322,811
Non-current liabilities
Operating lease long-term liabilities	36,535	39,762
Long-term deferred tax liability	9,752	10,574
Other long-term liabilities	11,730	9,908
Total non-current liabilities	58,017	60,244
Shareholders' equity	842,611	750,752
Total liabilities and shareholders' equity	1,246,996	1,133,807

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Revenues:
Products	124,596	95,627	236,166	200,958
Services	32,262	27,075	62,490	53,937
Total revenues	156,858	122,702	298,656	254,895
Total cost of revenues	64,297	53,044	122,834	107,971
Gross profit	92,561	69,658	175,822	146,924
Operating expenses:
Research and development, net	25,513	22,413	50,265	45,381
Sales and marketing	16,023	12,927	32,516	26,449
General and administrative	5,407	5,602	10,203	10,641
Total operating expenses	46,943	40,942	92,984	82,471
Operating income	45,618	28,716	82,838	64,453
Financing income, net	7,961	5,628	13,961	10,356
Income before taxes on income	53,579	34,344	96,799	74,809
Income tax expenses	8,437	4,418	14,797	10,256
Net income for the period	45,142	29,926	82,002	64,553

Earnings per share:
Basic	1.55	1.04	2.83	2.25
Diluted	1.41	0.95	2.56	2.04

Shares used in calculation of earnings per share (in thousands):
Basic	29,048	28,766	29,018	28,706
Diluted	32,239	31,928	32,221	31,927

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Cash flows from operating activities:
Net income	45,142	29,926	82,002	64,553
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,918	2,476	5,821	4,816
Amortization of intangible assets	1,441	1,475	2,909	2,919
Amortization of premium and accretion of discount on marketable securities, net	(1,777)	(621)	(3,425)	(1,049)
Amortization of debt discount and issuance costs	322	320	644	636
Share-based compensation	6,294	3,667	12,666	8,061
Net effect of exchange rate fluctuation	678	407	1,935	1,756
Changes in assets and liabilities:
Trade accounts receivable, net	5,602	18,064	17,004	26,681
Inventories	(8,760)	(14,689)	(20,278)	(35,024)
Other current and long-term assets	2,915	5,513	(567)	(2,718)
Deferred tax, net	(1,583)	(2,406)	(2,349)	(4,343)
Operating lease right-of-use assets	1,101	839	2,145	1,641
Trade accounts payable	1,649	(7,773)	5,624	(7,273)
Deferred revenues	7,395	(3,055)	12,279	(3,368)
Operating lease liabilities	(1,933)	(1,617)	(3,499)	(3,262)
Other current and long-term liabilities	(1,038)	(8,288)	6,855	(6,618)
Accrued severance pay, net	(37)	(71)	1	(169)
Net cash provided by operating activities	60,329	24,167	119,767	47,239
Cash flows from investment activities:
Change in short-term and long-term interest-bearing bank deposits	(43,757)	14,452	(82,016)	(8,610)
Investment in marketable securities	(81,393)	(44,458)	(146,548)	(98,140)
Proceeds from maturity of marketable securities	79,503	42,423	136,752	84,315
Purchase of property and equipment	(2,412)	(3,274)	(5,180)	(6,032)
Net cash provided by (used in) investing activities	(48,059)	9,143	(96,992)	(28,467)
Cash flows from financing activities:
Purchases of treasury shares	-	-	-	(112)
Proceeds from exercise of options	-	115	-	115
Net cash provided by financing activities	-	115	-	3
Effect of exchange rate fluctuations on cash and cash equivalents	(23)	(310)	4	(1,306)
Changes in cash and cash equivalents and restricted cash	12,247	33,115	22,779	17,469
Cash and cash equivalents and restricted cash -beginning of period	118,106	96,075	107,574	111,721
Cash and cash equivalents - end of period	130,353	129,190	130,353	129,190

NOVA LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	June 30, 2024	March 31, 2024	June 30, 2023
GAAP gross profit	92,561	83,261	69,658
Stock-based compensation*	1,723	1,763	1,071
Amortization of acquired intangible assets	1,356	1,366	1,368
Non-GAAP gross profit	95,640	86,390	72,097
GAAP gross margin as a percentage of revenues	59%	59%	57%
Non-GAAP gross margin as a percentage of revenues	61%	61%	59%

GAAP operating income	45,618	37,220	28,716
Stock-based compensation*	6,294	6,372	3,667
Amortization of acquired intangible assets	1,441	1,468	1,475
Non-GAAP operating income	53,353	45,060	33,858
GAAP operating margin as a percentage of revenues	29%	26%	23%
Non-GAAP operating margin as a percentage of revenues	34%	32%	28%

GAAP net income	45,142	36,860	29,926
Stock-based compensation*	6,294	6,372	3,667
Amortization of acquired intangible assets	1,441	1,468	1,475
Amortization of issuance costs	322	322	320
Revaluation of operating lease and intercompany loans	(69)	893	(768)
Tax effect of non-GAAP adjustments	(1,174)	(1,303)	(806)
Non-GAAP net income	51,956	44,612	33,814

GAAP basic earnings per share	1.55	1.27	1.04
Non-GAAP basic earnings per share	1.79	1.54	1.18

GAAP diluted earnings per share	1.41	1.15	0.94
Non-GAAP diluted earnings per share	1.61	1.39	1.06

Shares used for calculation of earnings per share (in thousands):
Basic	29,048	29,030	28,766
Diluted	32,239	32,159	31,928

* Stock-based compensation for the three months ended June 30, 2024 included in – Cost of revenues - 1,723; Research and development, net – 2,849; Sales and marketing – 1,201; General and administrative – 521.

NOVA LTD.
SUPPLEMENTAL INFORMATION - RECONCILIATION OF THIRD QUARTER 2024
GAAP TO NON-GAAP GUIDANCE
(U.S. dollars) (Unaudited)

	Low	High
Estimated GAAP net income per diluted share	1.39	1.52
Estimated non-GAAP items:
Stock-based compensation	0.20	0.20
Amortization of acquired intangible assets	0.04	0.04
Amortization of issuance costs	0.01	0.01
Tax effect of non-GAAP adjustments	(0.04)	(0.04)
Estimated non-GAAP net income per diluted share	1.60	1.73

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